SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of February, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON anticipates growth in all technology areas and further improvement of results in 2015 Positive EBITDA expected for H2/2015 AIXTRON improves revenues and equipment order intake in 2014

Herzogenrath/Germany, February 24, 2015 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the fourth quarter 2014 and the full financial year 2014.

Results of fiscal year 2014 are in line with the previously published expectations, but continue to be unsatisfactory. For fiscal year 2015, AIXTRON expects a sequential increase of the results in both halves of 2015 compared with the previous six-month periods and a return to positive EBITDA numbers in the second half of 2015.

2014 revenues at EUR 193.8m (2013: EUR 182.9m) were up 6% against the previous year's level. In Q4/2014 revenues amounting to EUR 58.0m were up against both the previous year and the previous quarter (Q4/2014: EUR 51.1m; Q3/2014: EUR 45.6m).

2014 EBITDA improved and amounted to EUR -41.3m (2013: EUR -67.9m). Q4/2014 EBITDA was EUR -13.9m (Q4/2013: EUR 3.7m; Q3/2014: EUR -14.1m).

The Company's order intake was not influenced by the large multiple tool order from a Chinese LED manufacturer for 50 AIX R6 Showerhead(R) MOCVD tools AIXTRON received in September 2014 as most of this order will be booked in the course of the financial year 2015. Total 2014 equipment order intake was up by 15% to EUR 153.4m (2013: EUR 133.2m). Q4/2014 order intake amounted to EUR 39.9m and was up against both the previous year and the previous quarter (Q4/2013: EUR 37.1m; Q3/2014: EUR 37.6m).

In the course of the 5-Point-Program AIXTRON is further adapting its organizational structure in line with customer and market requirements. Alongside cost-cutting measures, AIXTRON is consistently pursuing new market opportunities, for example with its new AIX R6 product generation and in promising future business fields such as power and logic semiconductors as well as OLED.

Key Financials

	2014	2013	+/-	2014	2013	+/-
(in EUR million)	FY	FY		Q4	Q4
Revenues	193.8	182.9	6%	58.0	51.1	14%
Gross profit	41.5	-7.4	n/a	11.6	17.4	-33%
Gross margin	21%	-4%	25pp	20%	34% -	14pp
Earnings before interest, tax,
depreciation and amortization (EBITDA)	-41.3	-67.9	39%	-13.9	3.7	n/a
Operating result (EBIT)	-58.3	-95.7	39%	-18.9	-12.6	-50%
EBIT margin	-30%	-52%	22pp	-33%	-25%	-8pp
Net result	-62.5	-101.0	38%	-19.1	-14.8	-29%
Net result margin	-32%	-55%	23pp	-33%	-29%	-4pp
Net result per share - basic (EUR)	-0.56	-0.98	43%	-0.17	-0.13	-31%
Net result per share - diluted (EUR)	-0.56	-0.98	43%	-0.17	-0.13	-31%
Free Cash Flow FCF*	-47.0	-1.1	n/a	5.9	-0.2	n/a
Equipment order intake	153.4	133.2	15%	39.9	37.1	8%
Equipment order backlog (end of period)	65.2	59.6	9%	65.2	59.6	9%

*Operating CF + Investing CF + Changes in Cash Deposits

Financial Highlights

The global trend towards LED lighting continues. This development as well as the availability of new MOCVD tool generations will have a positive impact on investment demand. As previously described, AIXTRON received its largest ever multiple tool order from China which will be mostly recognized as order intake and revenues in the financial year 2015.

Revenues in fiscal year 2014 at EUR 193.8m were up 6% compared to the previous year's level (2013: EUR 182.9m; Q4/2014: EUR 58.0m; Q3/2014: EUR 45.6m).

2014 cost of sales were down to EUR 152.3m (2013: EUR 190.3m; Q4/2014: EUR 46.5m; Q3/2014: EUR 39.1m). That includes value adjustments on inventories and start-up costs for new products but lower unusual items than recorded in the previous year.

Consequently, this resulted in an improved gross profit of EUR 41.5m (2013: EUR -7.4m; Q4/2014: EUR 11.6m; Q3/2014: EUR 6.5m).

The operating expenses reflect the efficiency gains from the 5-Point-Program and at EUR 99.8m stayed below the stated goal of EUR 100m (2013: EUR 88.4m; Q4/2014: EUR 30.5m; Q3/2014: EUR 24.4m) in spite of increased R&D expenses (2014: EUR 66.7m; 2013: EUR 57.2m) in preparation for the launch of the next generation MOCVD tools.

As a result of the above mentioned business development the 2014 EBIT at EUR -58.3m was an improvement from the previous year's figure of EUR -95.7m (Q4/2014: EUR -18.9m; Q3/2014: EUR -17.9m). That also includes restructuring costs for the reorganization of the Group which were largely recorded in Q4/2014.

The net result for 2014 amounted to EUR -62.5m (2013: EUR -101.0m; Q4/2014: EUR -19.1m; Q3/2014: EUR -19.9m).

AIXTRON's equipment order intake reflects the improved market demand throughout the reporting period. Due to internal booking principles the aforementioned large Chinese order has had no influence on 2014 order intake yet. In total, the 2014 order intake at EUR 153.4m was up 15% from the previous year's figure of EUR 133.2m (Q4/2014: EUR 39.9m; Q3/2014 EUR 37.6m)

The total equipment order backlog of EUR 65.2m as at December 31, 2014 was 9% higher than the EUR 59.6m at the same point in time in 2013 and 12% higher than the January 2014 opening backlog of EUR 58.1m.

Following a positive free cash flow of EUR 5.9m in the fourth quarter, fiscal year 2014 was finished with a free cash flow of EUR -47.0m (2013: EUR -1.1m; Q3/2014: EUR -21.7m). This was mainly driven by substantial expenses for future technologies. The planned increase in inventories related to the launch of the next generation MOCVD tools was financed through advance payments from customers.

Cash and cash equivalents (including bank deposits with a maturity of more than three months) as of December 31, 2014 amounted to EUR 268.1m (December 31, 2013: EUR 306.3m) and in relation to 2013 were down by EUR 38.2m. The difference to the free cash flow mainly results from the currency difference of the US$-based cash and cash equivalents.

Management Review

"In fiscal year 2014 order intake and revenues developed positively. Even if this is not yet reflected in the figures, we have achieved an important milestone with the market launch of the AIX R6 and a resultant major order in the previous year. Results of the previous year are in line with our stated expectations, but continue to be unsatisfactory. This was mainly due to the low topline level reflecting the challenges that specifically the MOCVD industry faces. Therefore, we as Management strongly believe that it is important continuing to invest in R&D, thereby reducing our dependency on one product while creating new business opportunities. Our future oriented technologies already started to perform well, despite the fact that market introduction of these new products still requires preparatory efforts. Due to our focus on active cash management, we continue to be in a solid financial situation", says Martin Goetzeler, President and CEO of AIXTRON SE.

Guidance

For the 2015 financial year, Management expects to see growth across all technology areas, and thus also improved demand for the corresponding production systems. Management therefore expects full-year revenues to increase to between EUR 220 million and EUR 250 million. At the same time, the company will be pressing ahead with implementing its innovation roadmaps, productivity and efficiency programs across all areas. It expects to see a sequential increase of the results in both halves of 2015 compared with the previous six-month periods and a return to positive EBITDA numbers in the second half of 2015 considering ongoing ramp up costs for the new AIX R6 tool as well as the costs for some crucial R&D projects.

Financial Tables

The full year 2014 results presentation will be available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/financial-reports/ as part of AIXTRON's Annual Report 2014. AIXTRONs interactive online Annual Report 2014 is available at http://annualreport2014.aixtron.com.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, February 24, 2015, 3:00 p.m. CET (6:00 a.m. PST, 9:00 a.m. EST) to review the full year 2014 results. From 2:45 p.m. CET (5:45 a.m. PDT, 8:45 a.m. EST) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0296. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/dates/conference-call/ following the conference call.

Contact:

Guido Pickert Investor Relations and Corporate Communications T: +49 (2407) 9030-444 F: +49 (2407) 9030-445 invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	February 24, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO